Mail Stop 3561

February 10, 2006

Patrick M. Montalban
c/o Corporate Creations Network, Inc.
8375 South Eastern Avenue, # 200-47
Las Vegas, Nevada 89123

> **Re: Majestic Oil & Gas, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on January 12, 2006**
> **File No. 333-127813**

Dear Mr. Montalban:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the number of your registration statement is 333-127813, rather than 333-125539, which was cited inadvertently in our letter dated September 22, 2006. Please use 333-127813 in all future correspondence regarding this filing.

2. A number of the page references in counsel's letter dated January 12, 2006 do not correspond to page numbers in the text of the prospectus as we have received it. Please ensure accuracy in this respect in future filings.

Prospectus

Majestic Oil & Gas, page 3

3. In the second paragraph, please clarify, in non-technical language, the references to Form 8-A and the "continued" filing of reports, in such a way as to describe simply the continuous requirement for periodic reports for registrants registered under the Securities Exchange Act of 1934, and the additional requirements which will apply to you as a registrant under that Act.

Summary Information and Risk Factors, page 6

4. Please state specifically the nature of the affiliation between your president, Mr. Montalban, and Grizzly Energy, Inc.

5. Since the reference to an actual price of less than $5.00 with respect to penny stocks is not included in the text of the Securities Exchange Act itself, we suggest that you revise this language appropriately.

6. We note your revision at the sub-heading Financial Matters. Please revise to present the information here under appropriately descriptive sub-headings, each of which refers to the specific matter discussed, such as the going concern certificate; your continuing need for capital; etc.

Financial Matters, page 7

7. We note your disclosure that you have $142,830 of current cash. Please reconcile this amount with your disclosure in the following sentence that your cash reserves of $112,820 are sufficient to satisfy your cash requirements over the next twelve months. Please make corresponding changes in your discussion under "Risk Factors" on page 8.

Risk Factors, page 8

8. Please revise your statements that "You [an investor] will be unable to determine whether we will ever become profitable" to remove the possible inference that this conclusion is dependent on the company's financial statements, which will present historical financial information.

9. At the first risk factor, sub-headed "Our Poor Financial Condition Raises
    Substantial Doubt About Our Ability to Continue as a Going Concern…", please
    delete the fourth, fifth and eighth sentences, which mitigate the risk discussed.

10. At the risk factor related to the determination of the offering price, include a
    cross-reference to the disclosure on this matter at page 27. This comment also
    applies to the text on this topic at the sub-heading Determination of Offering Price
    at page 13.

Use of Proceeds, page 12

11. Please clarify for us what you mean by the statement in the revised text that "No
    proceeds will be used, directly or indirectly, for officers and directors."

Description of Business, page 23

Business, page 24

12. We note that the second and third paragraphs under this heading duplicate the
    second and third paragraphs under the Business Development section at page 23.
    Please revise appropriately.

Natural Gas Sales, page 27

13. Please revise to present the weighted net average price of natural gas per cubic
    foot as of September 30, 2005.

Financial Statements

Interim Financial Statements, page F-1

14. We advise you that interim financial statements shall include a balance sheet as of
    the end of your most recent fiscal quarter. Please remove the unaudited balance
    sheet as of September 30, 2004. If you elect to present a comparative balance
    sheet, you should present your balance sheet as of December 31, 2004. Refer to
    Item 310(b) of Regulation S-B.

Unaudited Statement of Operations, page F-2

15. Please revise to label the statement of operations from inception (April 16, 2002)
    as unaudited.

Notes to Unaudited Financial Statements, page F-5

16. We note your revised revenue recognition disclosure in response to comment 41 in our letter dated September 22, 2005. Please clarify for us and revise your disclosure to indicate how you account for your working interests in the properties you own.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus at (202) 551-3239 or me (202) 551- 3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams, Esq.
(FAX) (813) 832-5284